

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2020

<u>Via E-mail</u>

Jeffrey Fessler, Esq.
Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, NY 10112

> **Re: Innovate Biopharmaceuticals, Inc.**
> **Schedule TO-I filed February 12, 2020**
> **Schedule TO-I/A filed February 20, 2020**
> **File No. 005-90111**

Dear Mr. Fessler:

The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Amend and Exercise attached as Exhibit (a)(1)(B) to the Schedule TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-I filed February 12, 2020</u>
<u>General</u>

1. You state that the transaction is an offer to amend and exercise "certain" outstanding warrants to purchase shares of common stock and that the offer is being extended only to Eligible Holders of Original Warrants. The Letter to Holders of Original Warrants filed as Exhibit (a)(1)(A) states that the offer is being made only to holders of record as of February 12, 2020. Additionally, condition (iii) to the Offer as set forth on page 30 of the Offer to Amend and Exercise suggests that the offer is limited to accredited investors. In this regard, we note the statement in the Election form attached as Exhibit (a)(1)(C) that the Company will not accept any Election to Participate if the Company determines that a valid exemption from registration for the underlying securities is not available for the Offer. Given these statements, it appears that the Offer is not being extended to all holders of outstanding

warrants. Please provide us with your analysis as to how the offer complies with the all-holders provision set forth in Rule 13e-4(f)(8)(i). Alternatively, revise the offer materials to eliminate features of the offer that limit participation by any holder of the subject securities, and disseminate the offer materials in the same manner as was done originally.

Exhibits

2. In light of your disclosure of the proposed merger transaction and agreement, we believe you should file the Merger Agreement as an exhibit to the Schedule TO. Refer to Item 12 of Schedule TO and Item 1016(d) of Regulation M-A.

Exhibit (a)(1)(B), Offer to Amend and Exercise
Conditions to the Offer to Amend and Exercise, page 29

3. You state that a condition to this Offer is the satisfaction or waiver of the obligations of each party to the Merger Agreement. Conditions must be drafted with sufficient specificity to allow for objective verification. Please list the most material obligations of each party under the Merger Agreement here as distinct conditions so that subject security holders understand the terms of the Offer.

4. We note that the Merger Agreement includes, as a closing condition, a minimum funding requirement of $10,000,000. Generally, when an Offer is conditioned on the ability of a party to obtain financing, a material change will occur in the information previously disclosed when the offer becomes fully financed. Confirm that you will promptly file an amendment to the Schedule TO and disseminate disclosure of such a material change.

5. Your disclosure on page 30 of the Offer to Amend indicates that you "expect that the Expiration Date will occur immediately prior to or concurrently with the Effective Time of the Merger." All offer conditions, other than those related to regulatory conditions necessary to the consummation of the Offer, must be satisfied or waived as of expiration of the Offer, not acceptance of warrants for exchange (which would occur after). Please revise to confirm.

Withdrawal Rights, page 31

6. Refer to the statement, "[f]ollowing the Expiration Date, you cannot withdraw your Election to Consent, Participate and Exercise Warrant." Notwithstanding the fact that you intend for the exercise of the Amended Warrants to occur automatically on the Expiration Date, please revise this language to remove the implication that holders who tender pursuant to the Offer may not under any circumstances withdraw following the expiration date. Refer to Rule 13e-4(f)(2)(ii).

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions